Direct Line: 801.705.7024

Fax: 801.705.7026

wstern@ancestry.com

July 16, 2013

Matthew Crispino

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ancestry.com Inc.
Registration Statement on Form S-4
Filed June 6, 2013
File No. 333-189129

Dear Mr. Crispino:

This letter sets forth the response of Ancestry.com Inc., a Delaware corporation (“Ancestry” or “the Company”), together with the other guarantor registrants, to the comment letter, dated July 2, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Ancestry’s Registration Statement on Form S-4, filed on June 6, 2013 (the “Registration Statement”). This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statements marked to show changes to the Registration Statements.

Signatures

1.	Please revise to include for each registrant the signatures of the principal executive officer, principal financial officer, the controller or principal accounting officer and at least a majority of the board of directors. Refer to Instruction 1 to Signatures on Form S-4.

Response:

The Company notes the Staff’s comment and the Amended Registration Statement includes the required titles of the signatories for each registrant formed in the United States.

In the case of the Irish co-registrants (Anvilire, Anvilire One, Ancestry Information Operations Company and Ancestry International DNA Company), Irish counsel has advised that under Irish law, every Irish private company must have a secretary (which in the case of the entities set forth above is an entity rather than an executive officer) and a board of directors. Unless otherwise provided for in the constitutional documents of an Irish private company, no other executive office holders are required under Irish law. The constitutional documentation of the Irish co-registrants does not contain any such provisions.

Similarly for the Luxembourg co-registrants (Ancelux 3 S.À R.L. and Ancelux 4 S.À R.L.), Luxembourg counsel has advised the Company that those entities are each managed by a board of managers (the members of which each have signatory powers), and do not have executive officers. We have included an explanatory footnote on the signature page of each of these six entities.

The Company notes that in the recently filed registration statements of such companies as Intelsat Jackson Holdings S.A. and CHC Helicopter S.A., officer designations are not consistently included throughout the signature pages.

The Company further advises the Staff that for each registrant that has a board of directors, a majority of the board of directors has signed the Registration Statement. For those entities in which a sole member performs the equivalent function to a board of directors, the sole member has signed in lieu of a board of directors.

Exhibits

Exhibits 5.3 and 5.4

2.	The opinions filed as Exhibits 5.3 and 5.4 contain limitations on reliance that are inappropriate for such legality opinions. Please revise. We refer you to Section II.B.3.d of the Division of Corporation Finance’s Staff Legal Bulletin No. 19 for guidance.

Response:

In response to the Staff’s comment, each counsel has amended its opinions and we are herewith filing amended Exhibits 5.3 and 5.4 to the Amended Registration Statement.

Should you have any questions or comments with response to this filing, please call me at (801) 705-7024.

Sincerely,

/s/ William Stern

William Stern

cc:	Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Barbara C. Jacobs (Securities and Exchange Commission)
Luna Bloom (Securities and Exchange Commission)

2